               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 7)

                 TIMBERLINE SOFTWARE CORPORATION
-----------------------------------------------------------------
                        (Name of Issuer)

                          COMMON STOCK
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            887134104
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                         (CUSIP Number)



Check the following space if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

          John Gorman
          ###-##-####

Item 2:   Check the appropriate box if a member of a group:

          (a)

          (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

          United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:   Sole voting power:  220,665


Item 6:   Shared voting power:  291,904


Item 7:   Sole dispositive power:  220,665


Item 8:   Shared dispositive power:  291,904


Item 9:   Aggregate amount beneficially owned by each reporting
          person:  512,569


Item 10: Check box if the aggregate amount in row (9) excludes certain shares: /X/

          Excludes 5,000 shares owned by certain of Mr. Gorman's children, as to which Mr. Gorman disclaims beneficial ownership.


Item 11:  Percent of class represented by amount in row 9:

                     14.8%
Item 12:  Type of reporting person:

          IN

Item 1(a)      Name of Issuer:

               Timberline Software Corporation


Item 1(b)      Address of Issuer's Principal Executive Offices:

               9600 S.W. Nimbus Avenue
               Portland, Oregon  97008


Item 2(a)      Name of Person Filing:

               John Gorman


Item 2(b)      Address of Principal Business Office, or, if none,
               Residence:

               9600 S.W. Nimbus Avenue
               Portland, Oregon  97008


Item 2(c)      Citizenship:

               United States of America


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               887134104

Item 3         If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4         Ownership.

               The following information is as of December 31, 1995:

               (a)  Amount Beneficially Owned:

                    512,569 shares

               (b)  Percent of Class:

                         14.8%

               (c)  Number of shares as to which such person has:

                    For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of Cover Page.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable


Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable


Item 7         Identification and Classification of the
               Subsidiary which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Not applicable


Item 8 Identification and Classification of Members of the Group:

               Not applicable


Item 9         Notice of Dissolution of Group:

               Not applicable


Item 10        Certification:

               Not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                   January 26, 1996
                                   (Date)

                                   /s/ John Gorman
                                   _____________________________
                                   (Signature)



                                   John Gorman
                                   (Name)


ATTENTION:     Intentional misstatements or omissions of fact
               constitute federal criminal violations (See 18 USC
               1001)


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